SEC File No. 82-34874

DAVIES

DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

SEC Mail Processing
Section

MAR 03 2008

Washington, DC
110

February 28, 2008

Lisa Marchese
Dir 416.367.7899
lmarchese@dwpv.com

File No. 207525

[redacted]

08001052

BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madame:

Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934

Attached please find the following public disclosure documents which have recently been filed on the System for Electronic Document Analysis and Retrieval in Canada by Global Alumina Corporation (the "Corporation"):

1. press release dated November 14, 2007 announcing third quarter 2007 results;

2. unaudited consolidated financial statements for the nine months ended September 30, 2007;

3. management's discussion and analysis for the nine months ended September 30, 2007;

4. a certificate of the Corporation's Chief Executive Officer dated November 14, 2007 required to be filed under National Instrument 52-109;

5. a certificate of the Corporation's Chief Financial Officer dated November 14, 2007 required to be filed under National Instrument 52-109;

6. press release dated December 11, 2007 regarding update on discussions with third party concerning a possible sale of the Corporation;

7. press release dated January 31, 2008 regarding updates on status of project; and

8. material change report dated February 5, 2008 regarding update on status of project in the Republic of Guinea.

If you have any questions in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

DAVIES WARD PHILLIPS & VINEBERG LLP

Lisa Marchese

Per: Lisa Marchese
Law Clerk

Global Alumina

Global Alumina Releases Third Quarter 2007 Results

TORONTO, ON – November 14, 2007 – Global Alumina Corporation (TSX: GLA.U) (the "Company" or "Global Alumina"), a company participating in a joint venture to develop an alumina refinery located in the bauxite-rich region of the Republic of Guinea (the "Guinea Alumina Refinery Project"), announced today its financial and operating results for the nine-month period ending September 30, 2007.[1] The text of the quarterly unaudited financial statements and management's discussion and analysis can be viewed or printed from the Company's SEDAR reference page at www.sedar.com. All dollar amounts are in U.S. dollars.

Significant Corporate Events

On October 18, 2007 the Company disclosed that it had entered into discussions with a third party concerning the possible sale of the Company at an indicative price of $2.65 per share. The Company has since entered into exclusivity and confidentiality agreements with the prospective buyer and a comprehensive due diligence process has been commenced with the cooperation of the Company's joint venture partners in the Guinea Alumina Refinery Project. The final offer price, terms and structure of any potential transaction have not yet been agreed by the parties.

Third Quarter 2007 Financial Highlights

The Company's results for the nine months ended September 30, 2007 reflect both a dilution gain from the sale of interests in the Guinea Alumina Refinery Project, and from May 17, 2007, its one-third proportional interest in the Guinea Alumina Refinery Project resulting from the completion of the joint venture transaction.

- Since May 17, 2007 through November 2, 2007, the Company has contributed capital to the Guinea Alumina Refinery Project joint venture totalling $18.55 million in order to fund one-third of construction and project development costs.
- For the nine months ended September 30, 2007, the Company had net income of $76,095,790 or $0.37 per share (including a dilution gain of $88,046,498). Interest income for the nine months ended September 30, 2007 was $2,196,299.
- For the quarter, the Company recorded a net loss of $2,275,693 or $(0.01) per share.
- As at September 30, 2007, the Company had unrestricted cash of $22.7 million (not including cash at the joint venture level) and restricted cash totalling $91.0 million in its escrow account to fund future Guinea Alumina Refinery Project capital calls.

The Company expects that funds on hand as of November 15, 2007 will be sufficient to enable it to meet its corporate operating expense requirements through 2011 and to fund its one-third share of Guinea Alumina Refinery Project development cash calls at least through to finalization of debt financing for the project.

---

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Canadian generally accepted accounting principles for interim financial statements, expressed in U.S. dollars as of September 30, 2007, and represent comparisons between the three-month period ended September 30, 2007 and the equivalent three-month period ended September 30, 2006.

Status of Deferred Subscription Payments

The Company has not received the first and the second deferred subscription payments from the sale of its two-thirds interest in the Guinea Alumina Refinery Project. The first and second deferred subscription payments totaling an aggregate $75.6 million are due upon the earlier of the joint venture partners' confirmation of satisfaction that the mining concession for the Guinea Alumina Refinery Project has been transferred from the Company to the joint venture and the finalization of debt financing for the project. The Company maintains that the transfer occurred on November 16, 2006 by order issued by the Guinean Minister of Mines and Geology.

One of the joint venture partners is seeking additional assurances that the transfer from the Company of the mining concession to the joint venture company was effective. Discussions are continuing and management believes that the issue will be resolved in a timely fashion and that all of the joint venture partners will meet their obligations under the joint venture subscription agreement.

Notwithstanding that the additional subscription proceeds have not yet been received by the Company, the Company's cash position remains strong. As at November 15, 2007 the Company had approximately $85.4 million in its escrow account and approximately $21.1 million in its non-escrow account. The escrowed funds are more than adequate to meet forecasted project cash calls, the Company's share of which from December 1, 2007 to March 31, 2008 is expected to be just over $25.7 million. Funds available in the non-escrow account are sufficient to cover the Company's overhead and other working capital requirements for the foreseeable future.

Operating Milestones

The board of directors of the Guinea Alumina Refinery Project has approved a business plan which includes a $6.0 million capital call to the Company which was paid on November 2, 2007 and an expected further $25.6 million in capital calls to the Company through March 31, 2008.

The joint venture management team has undertaken a bankable feasibility study of the Guinea Alumina Refinery Project, including identification and implementation of any front-end engineering and design improvements, and preparation of the project's construction, contracting and financing plans. The bankable feasibility study is progressing on schedule and is expected to be completed by year end. It will finalize the currently preliminary working estimates for the Guinea Alumina Refinery Project, including an initial refinery capacity of 3.2 million tonnes per year with production commencing in 2011.

In addition to the significant progress toward completing the bankable feasibility study by yearend, the joint venture continued investing in its early works construction program intended to advantage the Guinea Alumina Refinery Project's implementation upon completion of the bankable feasibility study and financing. The early works performed during the quarter included commencement of the pile drive test program at the refinery site, construction of fencing around the perimeter of the refinery site for worker safety and security, completion of the Boké bridge, commissioning of the concrete batching plant, continued earthworks at the refinery site and along the rail spur, and continued resettlement and vocational training.

The Guinea Alumina Refinery Project joint venture intends to raise up to approximately $2.0 billion of long-term, senior secured project debt financing from a consortium of export credit agencies, official development agencies and commercial bank lenders. The Company expects that debt financing for the Guinea Alumina Refinery Project will be finalized by the middle of 2008. However, there is no assurance that the joint venture will secure sufficient financing on terms and conditions acceptable to it or at all.

About Global Alumina

Global Alumina and its joint venture partners are developing a 3.2 million tonnes per annum alumina refinery located in the bauxite-rich region of the Republic of Guinea. The joint venture partners in the Guinea Alumina Refinery Project are Global Alumina International, Ltd., a wholly owned subsidiary of the Company, BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Guinea Alumina Refinery Project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The Company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit the company's website at www.globalalumina.com.

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the following: the achievement by Guinea Alumina Corporation Ltd. (the "JV Company") of certain milestones set out in the subscription agreement among the JV Company and its shareholders, the joint venture partners, (the "Subscription Agreement"); the conduct of the joint venture with respect to the Guinea Alumina Refinery Project; the timing of completion of a feasibility study of the Guinea Alumina Refinery Project and the making of a decision to proceed with the development of the Guinea Alumina Refinery Project; expectations regarding the debt financing of the Guinea Alumina Refinery Project, the timing and amount of such financing and the sources of financing; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; bauxite reserve and resource quantities; the ultimate recoverability of reserves; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminum; operating and other costs; treatment of the JV Company under the fiscal terms of the "tax exhibit" to the Basic Agreement with the Government of Guinea (as described in the Company's Annual Information Form dated March 29, 2007, the "AIF") and the negotiation and terms of agreements relating to the access of the JV Company to and use of certain infrastructure required for the development and operation of the Guinea Alumina Refinery Project and business strategies and plans of management with respect to the Guinea Alumina Refinery Project. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure or delay of the JV Company to fulfill the conditions precedent necessary for the subsequent subscription payments under the Subscription Agreement to become available to the Company; the limited control by the Company of the assets and operations of the Guinea Alumina Refinery Project and its inability to make major decisions with respect to the

Guinea Alumina Refinery Project without agreement from the other joint venture partners; the requirement that the Company hold 85% of subscription proceeds received pursuant to the Subscription Agreement in escrow and the possibility the Company may need to seek additional financing to fund corporate expenses and Guinea Alumina Refinery Project costs; a delay in finalizing debt financing for the Guinea Alumina Refinery Project and/or the amount of such financing being insufficient to fund the Guinea Alumina Refinery Project to complete development; the possibility that the Company's interest will be diluted if it is unable to meet a capital call with respect to the Guinea Alumina Refinery Project; the current political and economic risks of investing in a developing country; the failure of the joint venture partners to approve plans for the development of the Guinea Alumina Refinery Project after completion of the feasibility study; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Company's dependence on an interest in a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's AIF) in certain circumstances; operational risks such as access to infrastructure and skilled labour; currency fluctuations; price volatility of alumina, aluminum or raw materials; and certain other factors related to the Guinea Alumina Refinery Project discussed under the heading "Risk Factors" in the Company's AIF. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if other risks or uncertainties materialize, actual results may vary materially from those anticipated in this release. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

For further information, please contact:

Michael Cella
Global Alumina
cella@globalalumina.com
212 351 0010

Barbara Cano
Breakstone Group
646 452 2334
bcano@breakstone-group.com

Global Alumina Corporation

Consolidated Financial Statements
(Unaudited)
September 30, 2007 and 2006
(expressed in U.S. dollars)

Global Alumina Corporation

Consolidated Balance Sheets
(Unaudited)

(expressed in U.S. dollars)

	September 30, 2007 $	December 31, 2006 $
Assets		
Current assets		
Cash and cash equivalents	36,265,498	10,894,621
Restricted cash (note 4)	90,993,005	-
Due from joint venture partners (note 4)	108,888,887	-
Prepaid expenses	4,236,416	11,699,433
Due from affiliates and other assets	251,859	320,932
	240,635,665	22,914,986
Construction-in-progress	88,381,537	192,295,864
Property, plant and equipment	3,411,714	9,490,039
	332,428,916	224,700,889
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	17,126,661	26,230,473
Loan payable (note 9)	-	22,310,140
	17,126,661	48,540,613
Deferred dilution gain (note 4)	63,445,269	-
	80,571,930	48,540,613
Shareholders' Equity		
Capital stock and other equity (note 5)	238,698,836	238,593,736
Contributed surplus	1,859,083	1,477,886
Retained earnings (deficit)	11,299,067	(63,911,346)
	251,856,986	176,160,276
	332,428,916	224,700,889

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Consolidated Statements of Operations and Comprehensive Income
(Unaudited)

(expressed in U.S. dollars)

	Three-month period ended September 30, 2007 $	Three-month period ended September 30, 2006 $	Nine-month period ended September 30, 2007 $	Nine-month period ended September 30, 2006 $
Other income				
Dilution gain (note 4)	-	-	88,046,498	-
Interest	1,467,480	214,216	2,196,299	1,489,485
Other	65,212	45,112	149,814	135,146
	1,532,692	259,328	90,392,611	1,624,631
Expenses				
General and administrative	2,456,645	2,850,848	9,021,798	7,168,437
Professional fees	1,081,958	1,268,082	3,889,262	6,120,928
Amortization	269,782	572,994	1,385,761	1,638,973
	3,808,385	4,691,924	14,296,821	14,928,338
Net income (loss) and comprehensive income for the period	(2,275,693)	(4,432,596)	76,095,790	(13,303,707)
Basic and fully diluted earnings (loss) per common share (note 6)	(0.01)	(0.02)	0.37	(0.07)

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Consolidated Statements of Retained Earnings (Deficit)
(Unaudited)

(expressed in U.S. dollars)

	Three-month period ended September 30, 2007 $	Three-month period ended September 30, 2006 $	Nine-month period ended September 30, 2007 $	Nine-month period ended September 30, 2006 $
Retained earnings (deficit) - Beginning of period				
As previously reported	13,574,760	(53,263,872)	(63,911,346)	(44,392,761)
Effects of adoption of new accounting standard (note 2)	-	-	(885,377)	-
As restated	13,574,760	(53,263,872)	(64,796,723)	(44,392,761)
Net income (loss) and comprehensive income for the period	(2,275,693)	(4,432,596)	76,095,790	(13,303,707)
Retained earnings (deficit) - End of period	11,299,067	(57,696,468)	11,299,067	(57,696,468)

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Consolidated Statements of Cash Flows

(Unaudited)

(expressed in U.S. dollars)

	Three-month period ended September 30, 2007 $	Three-month period ended September 30, 2006 $	Nine-month period ended September 30, 2007 $	Nine-month period ended September 30, 2006 $
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	(2,275,693)	(4,432,596)	76,095,790	(13,303,707)
Stock options/common shares issued for services (note 5)	113,027	89,504	381,197	398,456
Dilution gain (note 4)	-	-	(88,046,498)	-
Amortization	269,782	572,994	1,385,761	1,638,973
	(1,892,884)	(3,770,098)	(10,183,750)	(11,266,278)
Changes in non-cash items relating to operating activities				
Prepaid expenses	134,500	(2,500,977)	1,674,285	(9,595,112)
Accounts payable and accrued liabilities	6,804,436	9,288,738	6,546,619	10,423,859
Effects of adoption of new accounting standard (note 2)	-	-	(885,377)	-
Due from affiliates and other assets	992,189	(57,624)	69,073	(162,884)
	6,038,241	2,960,039	(2,779,150)	(10,600,415)
Investing activities				
Additions to property, plant and equipment	(114,908)	(355,565)	(114,908)	(3,058,579)
Additions to construction-in-progress	(10,273,349)	(38,304,939)	(45,188,035)	(96,308,595)
Cash flows relating to deconsolidation and investments in joint venture (note 4)	-	-	186,651,015	-
Restricted cash (note 4)	6,654,160	6,405,561	(90,993,005)	12,193,766
	(3,734,097)	(32,254,943)	50,355,067	(87,173,408)
Financing activities				
Loan payable	-	-	(22,310,140)	-
Proceeds from issuance of common shares	89,600	-	105,100	33,232,849
	89,600	-	(22,205,040)	33,232,849
Increase (decrease) in cash and cash equivalents during the period	2,393,744	(29,294,904)	25,370,877	(64,540,974)
Cash and cash equivalents - Beginning of period	33,871,754	36,167,188	10,894,621	71,413,258
Cash and cash equivalents - End of period	36,265,498	6,872,284	36,265,498	6,872,284

See accompanying notes to consolidated financial statements.

(expressed in U.S. dollars)

1 Going concern and nature of operations

Global Alumina Corporation's ("Global Alumina" or the "Company") business is the development of an alumina refinery (the "Project") located in the bauxite mining region of the Republic of Guinea ("Guinea"). Global Alumina intends to accomplish this initiative through its one-third interest in Guinea Alumina Corporation, Ltd., a British Virgin Islands company, which is developing the Project through its wholly owned Guinean subsidiary, Guinea Alumina Corporation, S.A.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, the dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the Project. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, preliminary construction activities and capital raising and financing initiatives including through a joint venture partnership with certain parties (as described in note 4, Formation of Joint Venture).

2 Adoption of new accounting recommendations

Financial instruments

Effective January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, and CICA Handbook Section 3865, Hedges. These new standards contain comprehensive requirements for the recognition and measurement of financial instruments, the treatment of financing costs and the application of hedge accounting. CICA Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income.

The primary impact on the consolidated financial statements resulting from the adoption of the new standards is an increase in the Company's deficit of $885,377 to reflect the writeoff of the balance of deferred financing costs related to the Company's debt (see note 9). Except for the foregoing adjustment, the carrying values of all of the Company's financial assets and liabilities at January 1, 2007 approximated their fair values.

Future accounting changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants Handbook (Handbook) Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

(expressed in U.S. dollars)

In December 2006, Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments - Presentation; and Section 1535, Capital Disclosures, were issued. All three Sections will be applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 on financial instrument disclosures, places an increased emphasis on disclosures about risks associated with both recognized and unrecognized financial instruments and how these risks are managed and is consistent with Section 3861. The new Section removes duplicative disclosures and simplifies the disclosures relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861. Section 1535 on capital disclosures requires the disclosure of information about an entity's objectives, policies and processes for managing capital.

The Company has not yet determined the impact of adopting the above accounting standards.

3 Basis of presentation and significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the Company. These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the audited annual consolidated financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2006. The results of operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

4 Formation of joint venture

Effective May 17, 2007, Global Alumina, Global Alumina International, Ltd. ("GAI"), and Guinea Alumina Corporation, Ltd. ("Guinea Alumina"), and The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala") completed the transaction contemplated by the share subscription and related agreements forming a joint venture (the "Joint Venture") to develop and operate the Guinea Alumina Refinery in the Republic of Guinea, near Sangarédi.

Global Alumina received the first US$151.1 million instalment of the aggregate US$260 million proceeds for the issuance to the venture partners of a 66.67% interest in Guinea Alumina (BHP Billiton - 33.33%; DUBAL - 25%; and Mubadala - 8.33%), which is developing the Sangarédi Refinery Project through its wholly-owned Guinean subsidiary, Guinea Alumina Corporation, S.A. (the "Project Company"). The Company, through its wholly-owned subsidiary GAI, retains a 33.33% interest in Guinea Alumina.

(expressed in U.S. dollars)

Simultaneous with completion, each joint venture party made its proportionate share of an $80 million capital contribution to Guinea Alumina to repay US$55.3 million of project-related borrowings under its loan facility plus interest and to establish a US$24.7 million cash reserve to fund two months of budgeted, future project expenditures. Global Alumina also contributed an additional US$4.4 million to repay borrowings under the loan facility for corporate costs. Upon repayment in full, the loan facility was terminated (see note 9).

After funding its share of the initial capital contribution to repay 100% of the debt under the loan facility and fund two months of expected costs, Global Alumina had remaining US$120 million of the initial subscription proceeds deposited: US$101.8 million in an escrow account the use of which is restricted to prospective budgeted expenditures of the Project Company and which is also pledged as security for warranty and indemnity obligations under the subscription agreement; and US$18.3 million in an unrestricted account for general corporate purposes.

	Interest earned $	Joint venture capital contributions $	Restricted escrow account balance $
As at May 17, 2007	-	-	101,759,449
Subsequent activity	1,787,556	(12,554,000)	(10,766,444)
As at September 30, 2007			90,993,005

The remainder of the subscription proceeds will be paid in three additional instalments due on the successful completion of specified milestones. These milestone instalments include US$42.22 million payable within five days of the Joint Venture partners' acknowledgement of the transfer of the mining concession from the Company to the Project Company, which is expected by September 30, 2007, US$33.33 million payable within five days of the earlier of June 30, 2007 and ten days after completion of a bankable feasibility study (including final construction, contracting and financing plans) with respect to the Project, provided such payment shall not be made until the requirements for the first deferred subscription price are met, which is expected by September 30, 2007, and US$33.33 million payable within five days of the date of a binding commitment for final debt financing for the Project, which is expected shortly after completion of the bankable feasibility study to be completed by year-end.

(expressed in U.S. dollars)

As a result of the events described in the preceding paragraphs, the Company has deconsolidated the assets and liabilities of its formerly wholly-owned subsidiary Guinea Alumina as of May 17, 2007, and has recorded its investment in the Joint Venture using the proportionate consolidation method from that date. The effects of the deconsolidation and the formation of the Joint Venture are summarized as follows.

	Cash flow impact $	**Dilution gain $**
Proceeds received		151,111,113
Proceeds receivable in future instalments		108,888,887
		260,000,000
Company's share of capital contributed by Joint Venture partners	8,232,000	
Company's share of cash in Guinea Alumina deconsolidated	(1,366,029)	
Capital contributed by the Company	(26,684,965)	
Loan repaid	59,718,923	
Other cash contributions	(4,360,027)	
	35,539,902	35,539,902
Other assets, net of liabilities - sold		(144,048,135)
Dilution gain		151,491,767
Recognized in income for the period		88,046,498
Deferred pending receipt of subscription proceeds		63,445,269
First instalment of subscription proceeds received	151,111,113	
Cash component of deconsolidation and investment in Joint Venture	186,651,015	

(expressed in U.S. dollars)

5 Capital stock and other equity

a) Share capital

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 203,857,644 and 203,752,544 shares as at September 30, 2007 and December 31, 2006, respectively.

	Number of common shares	Amount $	Number of warrants	Amount $	Total $
Balance - January 1, 2006	177,682,746	197,536,738	30,834,099	3,824,149	201,360,887
Shares cancelled during the 2006 year	(94,601)	-	-	-	-
Warrants exercised or expired during the 2006 year	26,164,399	41,056,998	(28,043,249)	(3,824,149)	37,232,849
Balance - December 31, 2006	203,752,544	238,593,736	2,790,850	-	238,593,736
Warrants exercised during the period	105,100	105,100	(105,100)	-	105,100
Balance - September 30, 2007	203,857,644	238,698,836	2,685,750	-	238,698,836

b) Details of the share purchase warrants issued and outstanding as at September 30, 2007 are as follows:

Number of shares exercisable	Expiry date	Exercise price $
2,685,750	February 3, 2008	1.00

Stock options

The Company has a stock option plan (the plan), which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of options. Ten million common shares have been reserved for issuance under the plan. Stock options granted under the plan are limited to a maximum term of ten years.

Stock-based compensation

The Company accounts for stock options granted under its employee stock option plan using the fair value based method of accounting. Expenses in the amount of $381,197 (2006 - $398,456) and $113,027 (2006 - $89,504) have been recognized for the nine and three-month periods ended September 30, 2007, respectively. No stock options have been exercised as of September 30, 2007, and the unvested, unamortized fair value of stock options granted amounts to $350,810 (2006 - $307,409).

(expressed in U.S. dollars)

A summary of the status of the Company's plan is as follows:

	Number of stock options	Weighted average exercise price $
Outstanding - December 31, 2006	4,362,500	1.44
Forfeited	(360,000)	1.19
Outstanding - September 30, 2007	4,002,500	1.46
Exercisable - September 30, 2007	1,821,667	1.76

	Options outstanding			Options exercisable		
Range of exercise price $	Number outstanding as at September 30, 2007	Weighted average remaining contractual life	Weighted average exercise price $	Number outstanding as at September 30, 2007 $	Weighted average remaining contractual life	Weighted average exercise price $
1.50	960,000	1.7 years	1.50	960,000	1.7 years	1.50
1.52	25,000	1.9 years	1.52	25,000	1.9 years	1.52
2.50	750,000	2.4 years	2.50	500,000	2.4 years	2.50
1.40	482,500	2.8 years	1.40	321,667	2.8 years	1.40
1.75	45,000	3.4 years	1.75	15,000	3.4 years	1.75
1.00	1,740,000	4.2 years	1.00	-	-	-

6 Earnings (loss) per share

The computations for basic and fully diluted earnings (loss) per common share are as follows:

	Three months ended		Nine months ended	
	September 30, 2007 $	September 30, 2006 $	September 30, 2007 $	September 30, 2006 $
Net income (loss)	(2,275,693)	(4,432,596)	76,095,790	(13,303,707)
Average number of shares - basic	203,843,000	199,900,000	203,785,000	197,400,000
Average number of shares - fully diluted	207,059,000	199,900,000	206,061,000	197,400,000
Basic and fully diluted earnings (loss) per common share	(0.01)	(0.02)	0.37	(0.07)

(expressed in U.S. dollars)

7 Joint venture

The Company's one-third interest in the joint venture (note 4) is summarized as follows:

	$
Cash	13,583,840
Other current assets	2,777,590
Construction-in-progress	88,381,537
Other property, plant and equipment	2,476,798
Current liabilities	(15,467,766)
Net assets	91,751,999
Revenues	18,022
Costs and expenses	(9,235,462)
Net loss	(9,217,440)
Net loss	(1,770,204)
Amortization	301,813
Changes in operating assets and liabilities	
Prepaid expenses	(2,777,590)
Accounts payable and accrued liabilities	15,467,766
Cash flow from operating activities	11,221,785
Additions to property, plant and equipment	(114,908)
Additions to construction-in-progress	(45,188,035)
Cash flow from investing activities	(45,302,943)
Loan payable	(22,310,140)
Cash flow from financing activities	(22,310,140)

8 Related party transactions

During the nine-month period ended September 30, 2007, the Company had the following related party transactions:

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Karalco Agreement") with Karalco Resources Ltd. ("Karalco"), a corporation controlled by Karim Karjian, Co-chairman and a shareholder of the Company. The Karalco Agreement covers Mr. Karjian's professional services regarding the development of the proposed alumina refinery in Guinea and all ancillary infrastructure (the "Project"). In addition, the Company agreed to reimburse certain overhead expenses incurred

(expressed in U.S. dollars)

by Karalco in respect thereof, including office facilities and administrative staffing. The Company and Karalco agreed that the Karalco Agreement is retroactively effective from January 1, 2006. Under the Karalco Agreement, the Company agreed to pay Karalco $60,000 per month. As of May 17, 2007, the Joint Venture (note 4) pays this monthly retainer. Karalco is also eligible to participate under the Company's employee stock option plan. In the event that the Company terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000. Prior to the execution of the Karalco Agreement, the Company had an oral agreement to pay Karalco a monthly retainer of $60,000 for similar services in connection with the Project. The oral contract also provided for the payment of incentive fees based on Project related milestones (being the ratification of the mining concession and the signing of the DUBAL subscription agreement) being achieved. Both milestones were achieved and the associated incentive fees were paid during the year ended December 31, 2006. The Karalco Agreement does not currently contemplate further incentive fees or milestones. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Company.

The payments, including the monthly retainer and incentive fees, for the nine-month period ended September 30, 2007 totaled $540,000 (2006 - $790,000). In addition, the Board of Directors approved and the Company paid to Mr. Karjian in November 2007 a bonus of $300,000 in connection with the negotiation of the Joint Venture. The expense was recognized in the accounts as of September 30, 2007.

On October 9, 2006, the Board of Directors approved, and the Company entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is controlled by Bruce Wrobel, Co-chairman, Chief Executive Officer and a shareholder of the Company. The Herakles Agreement covers Mr. Wrobel's services as the Co-chairman and Chief Executive Officer of the Company. The Company and Herakles agreed that the Herakles Agreement is retroactively effective from January 1, 2006. Under the Herakles Agreement, the Company agreed to pay Herakles $200,000 per annum. The Herakles Agreement was amended to provide an annual payment of $250,000 as of January 1, 2007. Herakles is also eligible to participate under the Company's employee stock option plan. In the event that the Company terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $500,000.

The cost attributable to the Herakles Agreement for the nine-month period ended September 30, 2007 was approximately $187,500 (2006 - $150,000). In addition, the Board of Directors approved and the Company paid to Herakles in November 2007 a bonus of $300,000 in connection with the negotiation of the Joint Venture. The expense was recognized in the accounts as of September 30, 2007.

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which provided, until May 17, 2007, professional services to the Company. Sithe Global was reimbursed at cost. The total charge for the nine-month period ended September 30, 2007 was approximately $47,400 (2006 - $337,500). Formerly, the president of Sithe Global provided consulting services to the Company at a rate of $15,000 per month. Those services terminated as of May 30, 2007. The total costs for the nine-month period ended September 30, 2007 amounted to $75,000 (2006 - $135,000).

(expressed in U.S. dollars)

Since December 2005, the Company has shared office space with Sithe Global. Sithe Global reimburses the Company for its pro rata share of occupancy expenses. Occupancy costs charged to Sithe Global by the Company for the nine-month period ended September 30, 2007 amounted to approximately $530,500 (2006 - $438,000).

Mr. Ahmed Fikree, a director of the Company, is the Director, Commercial and Corporate Development, for DUBAL and Dr. Abdulrahman Al Awar, a director of the Company until April 25, 2007, is Chief Risk Officer for Dubai Aluminium Company Limited (DUBAL). DUBAL and the Company are parties to a subscription agreement dated August 10, 2005, and an off-take agreement dated September 30, 2005 with respect to the anticipated alumina production from the Project. DUBAL and the Company were also parties to each of the Shareholders' Agreement, the Framework Agreement and the Loan Facility Agreement (as defined and described under note 4).

Until April 25, 2007, Mr. Mehdi Dazi was a director of the Company and Chief Executive Officer, Investments, for EIIC, a shareholder of the Company. EIIC and the Company are parties to a subscription agreement dated August 16, 2005 and amended September 22, 2005.

During the nine-month period ended September 30, 2007, an employee of the Company performed certain services and incurred certain expenses for Herakles Telecom, a company in which certain of the Company's officers are shareholders. Approximately $80,800 has been billed at cost related to this work.

Amounts due to and from affiliates represent short-term, unsecured, non-interest bearing advances due on demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

9 Loan agreement

On November 5, 2006, Guinea Alumina (as borrower), Global Alumina and GAI (as guarantors) and BHP Development Finance Proprietary Limited, an affiliate of BHP Billiton, DUBAL and Mubadala (collectively, the "Lenders") entered into a $100 million secured loan facility agreement. The proceeds of the facility could only be applied to the payment of approved project costs and could not be used for any other purpose, except as permitted by the Lenders. The facility was secured by a pledge by GAI of its shares of Guinea Alumina. The facility bore interest at a rate of 8.8% per annum, which accrued until the maturity date of the facility.

The loan and the accrued interest were repaid in full on May 17, 2007 (note 4).

10 Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

(expressed in U.S. dollars)

11 Subsequent event

The Company announced on October 18, 2007 that it is in discussions with a third party concerning a possible sale of the Company. Discussions have proceeded on the basis of a price of $2.65 per share and are intended to continue on an exclusive basis for a specified period to be agreed. However, the offer price, terms and structure of any potential transaction have not been agreed to by the parties. Any agreement to proceed with a potential transaction would be subject to the prospective buyer's undertaking an extensive due diligence review of the Company, only after which could the offer price be determined.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Corporation") and should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2007 and the audited annual consolidated financial statements for the year ended December 31, 2006, together with the related notes contained therein. The Corporation's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is November 14, 2007.

Forward Looking Information

Certain information in this discussion is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this discussion, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this discussion contains forward looking information pertaining to the following: the achievement by Guinea Alumina Corporation, Ltd. ("Guinea Alumina") of certain milestones set out in the Subscription Agreement (as defined below); the conduct of the joint venture with respect to the Project (as defined below); the timing of completion of a feasibility study on the Project and the making of a decision to proceed with the development of the Project; expectations regarding the financing of the Project, the timing and amount of such financing and the sources of financing; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; bauxite reserve and resource quantities; the ultimate recoverability of reserves; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other costs; treatment of Guinea Alumina under the fiscal terms of the "tax exhibit" to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the access of Guinea Alumina to and use of certain infrastructure required for the development and operation of the Project and business strategies and plans of management with respect to the Project. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure or delay of Guinea Alumina to fulfill the conditions precedent necessary for the subsequent subscription payments under the Subscription Agreement to become available to the Corporation; the limited control by the Corporation of the assets and operations of the Project and its inability to make major decisions with respect to the Project without agreement from the other joint venture partners; the requirement that the Corporation hold 85% of subscription proceeds received pursuant to the

Subscription Agreement in escrow and the possibility the Corporation may need to seek additional financing to fund corporate expenses and Project costs; a delay in finalizing financing for the Project and/or the amount of such financing being insufficient to fund the Project to complete development; the possibility that the Corporation's interest will be diluted if it is unable to meet a capital call with respect to the Project; the current political and economic risks of investing in a developing country; the failure of the joint venture parties to approve plans for the development of the Project after completion of a feasibility study; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Corporation's dependence on an interest in a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; operational risks such as access to infrastructure and skilled labour; currency fluctuations; price volatility of alumina, aluminium or raw materials and certain other factors related to the Project discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2007. Although the forward looking information contained in this discussion is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if other risks or uncertainties materialize, actual results may vary materially from those anticipated in this discussion. This forward looking information is made as of the date of this discussion, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

Business of Global Alumina

Global Alumina's principal asset is its one-third interest in Guinea Alumina, held through its wholly-owned subsidiary, Global Alumina International Ltd. ("GAI"). Guinea Alumina's business is the development, construction and operation of an alumina refinery in a major bauxite mining region of the Republic of Guinea ("Guinea"), together with a bauxite mine, power plant, port, railway, road and other ancillary infrastructure (the "Project") through its wholly-owned Guinean subsidiary, Guinea Alumina Corporation, S.A. (the "Project Company") (formerly Boké Alumina Corporation S.A.R.L.).

Global Alumina's business was originated by its predecessor, GAPCO (Guinea Aluminium Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands corporation incorporated on July 21, 1999, until May 25, 2004 when GAPCO completed a share exchange transaction by plan of arrangement with PL Internet Inc., which thereafter changed its name to Global Alumina Products Corporation and continued on May 26, 2004 as a New Brunswick corporation. The Corporation subsequently changed its name to Global Alumina Corporation on April 29, 2005. On May 8, 2006, the Corporation amended its articles to restrict the business of the Corporation to: (a) the ownership, development, construction, operation, maintenance and expansion, directly or through one or more subsidiaries, of (i) bauxite mines in the Republic of Guinea, (ii) an alumina refinery in the Prefecture of Boké, Republic of Guinea, (iii) any other alumina refinery located in the Republic of Guinea, and (iv) roads, railroads, port facilities and other infrastructure that is associated with the operation of any such mines and refineries; and (b) other related business activities reasonably determined by the Board of Directors of the Corporation to be necessary or complementary in connection therewith including the ownership by the Corporation of Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro").

On April 27, 2007, the Corporation, GAI, Guinea Alumina and the Subscribers (as defined below) entered into a Subscription Agreement (as defined below) under which the Subscribers agreed to subscribe for, collectively, a two-thirds equity interest in Guinea Alumina with GAI retaining a one-third interest. The initial issuance of the two-thirds interest was effective May 17, 2007 ("Completion") when the Subscribers made an aggregate initial payment of approximately $151.1 million for their equity interests in Guinea Alumina. The remaining $108.9 million of the aggregate $260 million total subscription price is payable in three instalments, none of which have been received to date. The first and the second deferred payments, totalling an aggregate $75.55 million are due upon the earlier of the Subscribers' confirmation of satisfaction that the Mining Concession (as defined below) has been transferred from the Corporation to the Project Company and debt financing for the Project being committed. The Corporation maintains that the Mining Concession was transferred to the Project Company by an order issued by the Guinean Minister of Mines and Geology on November 16, 2006. One of the Subscribers is seeking additional assurances that the transfer of the Mining Concession was effective. Discussions are continuing and the Corporation believes that the issue will be resolved in a timely fashion and that all of the Subscribers will meet their obligations under the Subscription Agreement.

A third deferred payment in the amount of approximately $33.33 million is due upon the debt financing for the Project being committed, bringing the total subscription price to $260 million.

On October 18, 2007 Global Alumina disclosed that it had entered into discussions with a third party concerning the possible sale of Global Alumina at an indicative price of $2.65 per common share. Global Alumina has entered into exclusivity and confidentiality agreements with the prospective buyer and a comprehensive due diligence process has been commenced with the cooperation of the Subscribers. The final offer price, terms and structure of any potential transaction have not yet been agreed by the parties.

Global Alumina has been unprofitable since incorporation and to date has not earned any revenue, except interest income, dilution gain on issuance of shares by Guinea Alumina and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro, a subsidiary of Global Alumina.

Basic Agreement and Mining Concession

On October 15, 2004, the Corporation, Guinea Alumina and the Ministry of Mines and Geology of the Republic of Guinea signed an agreement (the "Basic Agreement") for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants Guinea Alumina and the Project Company exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the "Mining Concession") near Sangarédi. On May 16, 2005, the Basic Agreement was amended to modify certain terms, including changing the 15 year corporate tax exemption to a schedule of fixed annual payments. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law and on January 23, 2006, the Government of Guinea issued a decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement.

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and Compagnie des Bauxites de Guinée ("CBG"), a joint venture between Halco (Mining) Inc. and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. If Global Alumina does not realize the refinery within six years from the date the Government of Guinea published the Mining Concession decree, its Mining Concession will revert to the Government of Guinea and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if such transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement.

At the request of the Corporation, the Mining Concession was transferred from the Corporation to the Project Company by Arrêté issued by the Minister of Mines dated November 16, 2006. On March 5, 2007 the Government of Guinea issued a letter confirming notice of the joint venture transaction (as defined below) and its non-objection thereto pursuant to the Basic Agreement.

Joint Venture Transaction Summary

<u>Subscription Agreement</u>

On April 27, 2007, the Corporation, GAI, Guinea Alumina, The Broken Hill Proprietary Company Pty Limited ("BHP Billiton"), Dubai Aluminium Company Limited ("DUBAL") and Mubadala Development Company PJSC ("Mubadala", Mubadala, BHP Billiton and DUBAL together being the "Subscribers") entered into a subscription agreement (the "Subscription Agreement"). Pursuant to the Subscription Agreement, on Completion, Guinea Alumina issued fractional interests in the equity capital of Guinea Alumina to the Subscribers which resulted in the ownership structure of Guinea Alumina being: 33⅓% GAI; 33⅓% BHP Billiton; 25% DUBAL; and 8⅓% Mubadala. The Subscribers paid Guinea Alumina a combined initial subscription price of approximately $151.1 million which was distributed by Guinea Alumina to GAI. Completion entailed five distinct steps: (1) subscription by Subscribers for shares of Guinea Alumina ($151,111,113); (2) distribution to GAI of the subscription proceeds ($151,111,113); (3) subscription pro rata by all shareholders for preferred shares the proceeds of which were to be used to repay loans made by the Subscribers and fund Guinea Alumina expenditures budgeted for April and May 2007 ($80,054,896; $55,358,896 of which was used to repay the Subscriber loan and $24,696,000 used for Guinea Alumina's budgeted costs); (4) repayment by Guinea Alumina of Subscriber loans ($55,353,896); and (5) repayment by GAI of that portion of Subscriber loans deemed to be GAI's responsibility ($4,360,027). As a result of this netting at Completion, GAI received net proceeds of $120,066,121, $101,759,481 designated for escrow and $18,306,640 freely available. Completion resulted in the sale by GAI of a two-third interest and retention by GAI of a one-third interest in Guinea Alumina, an increase in

GAI's capital account in Guinea Alumina of $26,684,965, and a debt-free Guinea Alumina with $24,696,000 cash infusion. A copy of the Subscription Agreement is available under the Corporation's reference page at www.sedar.com.

The Subscribers have not made the first and second deferred subscription payments of approximately $75.55 million in aggregate pursuant to the Subscription Agreement. One of the Subscribers is seeking additional assurance that the transfer of the Mining Concession from the Company to Guinea Alumina was effective. The Corporation is in discussions with the Subscribers and expects the title transfer to be confirmed and the first and second deferred payments will be made.

Pursuant to the Subscription Agreement, the Subscribers will collectively pay a combined third deferred subscription price of approximately $33.33 million within five business days of the date of a binding commitment for final debt financing of the Project. The Corporation expects Guinea Alumina to achieve this milestone in mid-2008 and that payment of the third deferred subscription price will then be made.

GAI has agreed to place 85% of the subscription payments into an escrow account, the use of which is restricted to GAI's capital calls under the Shareholders' Agreement and any warranty and indemnity obligations that may arise under the Subscription Agreement. GAI and the Corporation have granted a security interest over the escrow account to Citibank N.A., as security agent, in respect of its obligations under the Subscription Agreement.

Since Completion, GAI has contributed capital to the joint venture totalling $18.55 million, using funds from the escrow account in the amount of approximately $4.7 million on June 7, 2007, $4.1 million on July 7, 2007, $3.7 million on August 7, 2007 and $6.0 million on November 2, 2007. At November 14, 2007, the Corporation had approximately $85.38 million in its escrow account and an additional $21.06 million of unrestricted cash.

The Corporation has determined that for accounting purposes the contractual arrangement underlying the economic activity of the Project Company constitutes joint control and has recorded its remaining one-third interest investment using the proportionate consolidation method from that date. Proportionate consolidation is a method of accounting and reporting whereby the Corporation's pro rata share of each of the assets, liabilities, revenues and expenses of the Project Company is combined on a line-by-line basis with similar items in the Corporation's financial statements. This method of accounting differs from full consolidation in that only the Corporation's portion of all assets, liabilities, revenues and expenses is taken up rather than the full amount.

The transaction described above involved the issuance by the Corporation's subsidiary, Guinea Alumina, of its own shares to interests outside the consolidated group. Under Canadian generally accepted accounting principles, shareholders' equity transactions with interests outside the consolidated group have the following accounting consequences. The issue of shares by the subsidiary decreases the proportionate interest of the parent company. The change in the parent's share of the subsidiary's net identifiable assets as a result of the share issue is, from the point of view of the parent company, similar to the change that arises on the sale by a parent of some of its holdings in a subsidiary and is therefore accounted for as an income item. This involves

reducing the carrying value of the investment and reporting a gain or loss on deemed disposal – such an amount is commonly referred as dilution gain. The Corporation's determination of the dilution gain and the associated cash flow impact is set out in the following table.

	Cash flow impact	Dilution gain
	$	$
Proceeds received		151,111,113
Proceeds receivable in future instalments		108,888,887
		260,000,000
Corporation's share of capital contributed by joint venture partners	8,232,000	
Corporation's share of cash in Guinea Alumina deconsolidated	(1,366,029)	
Capital contributed by Corporation	(26,684,965)	
Loan repaid	59,718,923	
Other cash contributions	(4,360,027)	
	35,539,902	35,539,902
Other assets, net of liabilities, deconsolidated		(144,048,135)
Dilution gain:		151,491,767
Recognized in income for the period		88,046,498
Deferred pending receipt of subscription proceeds		63,445,269
First instalment of subscription proceeds received	151,111,113	
Cash component of sale and investment in joint venture	186,651,015	

Shareholders' Agreement

On Completion, GAI, Guinea Alumina and the Subscribers entered into a shareholders' agreement (the "Shareholders' Agreement") governing the management of Guinea Alumina through a board of directors comprised of a maximum of nine directors (the "Joint Venture"). Pursuant to the Shareholders' Agreement, GAI has appointed three directors; BHP Billiton has appointed three directors; DUBAL has appointed two directors; and Mubadala has appointed one director. BHP Billiton has appointed Guinea Alumina's chief executive and its chief financial officers.

The Project management team of the Joint Venture is undertaking a bankable feasibility study of the Project, including identification and implementation of any front-end engineering and design improvements, preparation of the Project's construction and contracting, and financing plans. The parties have agreed to use reasonable efforts to complete the study and submit it to Guinea Alumina's board of directors for approval no later than December 31, 2007. At the same time the feasibility study is submitted, the Project management team of the Joint Venture will submit a proposed development plan for the Project (the "Development Plan"). The Development Plan will include a draft supplementary equity drawdown schedule, a detailed timetable for implementation, an estimate of the total capital cost to construct the Project, the financing plan and an operating plan. The Shareholders' Agreement requires that the Board of Guinea Alumina consider the Development Plan by February 28, 2008.

A shareholder which fails to provide capital under the Shareholders' Agreement, fails to comply with any material obligation under the Shareholders' Agreement, fails to make payment pursuant to an off-take agreement with the Project Company or becomes insolvent, will be in breach of the Shareholders' Agreement. In such circumstances, a defaulting shareholder and its appointed directors may not vote on any matter and the defaulting shareholder may not dispose of its shares in Guinea Alumina or exercise the pre-emptive rights provided by the Shareholders' Agreement. In the event that such breach is not cured prior to the expiry of the applicable cure period, the defaulting shareholder will be deemed to have served an offer on each other shareholder to sell all of its interests in the Project. The price for such shareholder's interests will be the lower of: (a) the aggregate of: (i) in the case of the Subscribers, the consideration paid by such shareholder or, in the case of GAI, $80,000,000; and (ii) the aggregate of all amounts advanced by the defaulting shareholder to Guinea Alumina up to that date; and (b) 90 per cent of the fair market value of the relevant interests in the Project, and such defaulting shareholder's off-take rights (taken as a whole), where the fair market value is determined by an independent expert.

A copy of the Shareholders Agreement is available under the Corporation's reference page at www.sedar.com.

Project Services Agreements

On Completion, the Project Company and an affiliate of BHP Billiton entered into a ten-year agreement under which BHP Billiton will provide technical services and support to the Project (the "Technical Services Agreement"). BHP Billiton is entitled to recover its costs and expenses incurred in providing services under the Technical Services Agreement plus the following fees: (i) an aggregate fixed fee of $30 million for the period up to mechanical completion of the Project payable in 16 equal quarterly instalments of $1,875,000 beginning on the last day of June, 2007; (ii) $3.00 per tonne of alumina produced by the Project (as adjusted and excluding any expansion) up to the fifth anniversary of the Project being operational; and (iii) $2.50 per tonne of alumina produced by the Project (as adjusted and excluding any expansion) thereafter. In the case of an expansion of the Project BHP Billiton would be entitled to additional fees equal to 50% of the non-expansion fee rate on alumina produced by the expansion.

The Project Company has also entered into a services agreement with Aluminpro (the "Services Agreement") in connection with the Project. Pursuant to the Services Agreement, Aluminpro will provide additional services to the Project as requested, including of a technological support nature in connection with the design, construction and operation of the Project.

Off-take Agreements

On May, 17, 2007, the Project Company entered into an off-take agreement on similar terms and at the same price with each shareholder of Guinea Alumina for each shareholder's proportionate share of all available alumina production from the Project. Alumina commitments under the 2006 off-take agreement with Glencore International AG ("Glencore") for 420,000 tonnes per year and the 2005 agreement with DUBAL for the 15% of production in excess of its existing 25% shareholder entitlement have been allocated from GAI's shareholder entitlement, and consideration paid by GAI to the Project Company will be adjusted as necessary to equalize consideration paid under all shareholder off-take agreements.

The 2005 agreement between DUBAL and the Project Company is a 20 year purchase and sale agreement (the "DUBAL Off-take Agreement") on a take or pay basis for 40% of the proposed refinery's annual production at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange.

The 2006 agreement between Glencore and the Project Company is a 20 year purchase and sale agreement on a take or pay basis for 420,000 tonnes per year of alumina at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange subject to a minimum price. The percentage is fixed for the life of the contract.

On December 7, 2001, GAPCO granted an option (the "Mitsubishi Option") to Mitsubishi Corporation ("Mitsubishi") to enter into good faith negotiations for the purchase of up to 25% of the proposed refinery's expected annual production. In February 2007, Global Alumina and Mitsubishi entered into negotiations with respect to the terms of a supply agreement. The discussions have been discontinued by the parties.

On October 30, 2001, GAPCO granted an option (the "Marubeni Option") to Marubeni Corporation ("Marubeni") to enter into good faith negotiations for the purchase of up to 20% of the proposed refinery's expected annual production. Under an amendment agreement dated March 2, 2006 (the "Amended Marubeni Option"), Marubeni agreed to terminate the Marubeni Option in consideration for a lump-sum payment of $50,000 and an option to enter into good faith negotiations for the purchase of up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery.

Litigation

On February 23, 2007, a complaint (the "Complaint") was filed against the Corporation, among others, alleging breach of contract and unjust enrichment. GAPCO, the Corporation's predecessor, contracted with the plaintiff to assist it in raising capital. The plaintiff arranged for IBK investment banking firm in Toronto to coordinate a private placement of units ("Units") of GAPCO, consisting of one GAPCO common share and one-half of a warrant (a "Warrant") to purchase a GAPCO common share for $1.50. Each Unit was sold for $1.00. GAPCO and the plaintiff entered into a written finders fee agreement (the "Finders Fee Agreement") on July 23, 2003 which provided that the plaintiff would receive a commission equal to 1.5% of the cash raised by the IBK private placement.

The Units were placed in January 2004, raising $50 million for GAPCO. GAPCO paid the plaintiff the required finders fee of $750,000. The plaintiff, however, alleged that the Finders Fee Agreement entitled him to additional fees in respect of the proceeds raised on the exercise of the Warrants.

The Complaint was summarily dismissed on July 30, 2007 by the United States District Court, Southern District of New York. The decision was not appealed and the right to appeal expired on August 31, 2007.

Selected Quarterly Information (unaudited)

	Quarter ended September 30, 2007	Quarter ended June 30, 2007	Quarter ended March 31, 2007	Quarter ended December 31, 2006	Quarter ended September 30, 2006	Quarter ended June 30, 2006	Quarter ended March 31, 2006	Quarter ended December 31, 2005
Total revenues (dilution gain, interest and fee income)	$1,532,692	$88,822,908	$37,011	$80,701	$259,328	$632,660	$732,643	$488,573
Net income (loss)	(2,275,693)	84,289,420	(5,917,937)	(6,214,878)	(4,432,596)	(5,014,005)	(3,857,106)	(6,434,571)
Net income (loss) per share	(0.01)	0.41	(0.03)	(0.03)	(0.02)	(0.03)	(0.02)	(0.05)

Global Alumina has reported operating losses since inception. Global Alumina expects to continue to sustain operating losses in the future as its principal asset, its one-third interest in the Project, is expected to generate no alumina sales revenue prior to 2011 at the earliest.

Global Alumina's results for the three and nine months ended September 30, 2007 reflect both the dilution gain, and from May 17, 2007, its one-third proportional interest in Guinea Alumina (versus 100% interest up to that date) resulting from the completion of the joint venture transaction described above. Global Alumina produced a net income (loss) for the three and nine month periods of $(2,275,693) or $(0.01) per share and $76,095,790 or $0.37 per share (2006 – ($4,432,596) or $(0.02) per share and $(13,303,707) or $(0.07) per share), respectively. Interest income for the nine months ended September 30, 2007 was $2,196,299 (2006-$1,489,485).

The "Breakdown of Expenditures" table which follows provides a summary analysis of operating expenditures for the Project for the nine months ended September 30, 2007 compared to the corresponding period in 2006. The column for the nine months ended September 30, 2007 reflects the Corporation's expenditures on a fully consolidated basis up to May 16, 2007 and on a one-third proportionate consolidation basis from May 17 to September 30, 2007. The column for the nine months ended September 30, 2006 reflects the Corporation's expenditures on a fully consolidated basis. The following amounts are attributable to the Corporation's one-third interest in the joint venture for the period from May 17, 2007 to September 30, 2007.

- Costs and expenses – $9,235,462
- Early stage construction of the Project and additions to property, plant and equipment - $45,302,943

Breakdown of Expenditures

Expenditures	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Construction-in-progress and additions to property, plant and equipment	45,302,943	96,308,595
Professional fees	3,889,262	6,762,947
General and administrative	9,021,798	6,526,418
Amortization	1,385,761	1,638,973
Total expenditures	**59,599,764**	**111,236,933**

Professional fees include expenses relating to consulting, legal, financing and accounting services. Professional fees for the nine months ended September 30, 2007 decreased by $2,231,666 or 36% from the same period in 2006.

General and administrative expenses for the nine months ended September 30, 2007 increased $1,853,361 or 26% from the comparable period in 2006. The significant components include interest expense, salaries and directors' remuneration, accrued royalties to be paid to the Guinean government, travel and living expenses, Guinea operating expenses, stock option expenses, insurance, and healthcare.

Capital Expenditures

The refinery is planned to start up in 2011 with an initial annual capacity of 3.2 million tonnes. The final cost and schedule estimates for completion of the Project have not yet been determined and the Project management team has not completed a final economic feasibility study of the Project. The final cost estimates and schedule will depend on the completion of engineering studies, negotiation of construction contracts and debt financing arrangements. However, the Company believes that the cost estimate will exceed the Company's previous estimate of completion costs of approximately $3.2 billion to complete construction and development of the Project. The joint venture parties have agreed to use reasonable efforts to complete the feasibility study by December 31, 2007. The Corporation's share of the final Project costs will be based on its proportionate interest in Guinea Alumina.

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Potential cost overruns and completion

delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily over the past five years.

Liquidity and Capital Resources

On November 5, 2006, Guinea Alumina (as borrower), Global Alumina and GAI (as guarantors) and BHP Development Finance Proprietary Limited, an affiliate of BHP Billiton, DUBAL and Mubadala entered into a $100 million secured loan facility agreement (the "Loan Agreement"). The facility was secured by a pledge by GAI of its shares of Guinea Alumina.

Immediately prior to Completion of the joint venture transaction, Guinea Alumina primarily funded its expenses through funds drawn under the Loan Agreement. On May 17, 2007, the $59,718,923 (including accrued interest) outstanding under the Loan Agreement was repaid in full and the Loan Agreement was terminated. Of the amounts outstanding under the Loan Agreement as of Completion, $55,358,896 was repaid by Guinea Alumina from subscription proceeds and $4,360,027 was repaid directly by GAI.

The Corporation is non-revenue generating and is wholly dependent on external sources of financing to meet its operating costs and to fund capital expenditures.

At September 30, 2007, the Corporation had a working capital surplus of $160,063,735 compared to a working capital deficiency of $25,625,627 at December 31, 2006. Accounts payable and accrued liabilities decreased by approximately 35% to $17,126,661 at September 30, 2007.

At September 30, 2007, the Corporation had unrestricted cash of $36,265,498 and restricted cash totalling $90,993,005 in an escrow account for future Project capital calls and to fund any warranty and indemnity obligations that may arise under the Subscription Agreement. The Corporation expects that these funds will be sufficient to enable it to meet its corporate operating expense requirements through 2011 and to fund its one-third share of Project equity requirements at least through to finalization of debt financing for the Project. Total capital contributed by GAI to the joint venture since Completion totals approximately $18.55 million, including the $6 million capital contribution on November 2, 2007. The Project's budget contemplates an additional $25.7 million in capital call through March 31, 2008.

The Project intends to raise up to approximately $2.0 billion of long-term, senior secured project debt financing from a consortium of export credit agencies, official development agencies and commercial bank lenders. Certain affiliates of the joint venture partners may also participate in the Project lending syndicate. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Project's assets. This may limit the universe of lenders willing to lend or may increase the borrowing costs or otherwise result in more onerous financing terms. Management of the Corporation believes that BHP Billiton's direct

participation as a major equity investor and technical services provider will enhance the Project and facilitate the project financing process. However, there is no assurance that Guinea Alumina will secure sufficient financing on terms and conditions acceptable to it or at all.

If the Corporation has underestimated its corporate operating expenses or the Project costs, the Corporation may be unable to fund corporate overhead or meet capital calls by the joint venture without obtaining additional financing. There can be no assurance that the Corporation would be able to obtain additional financing on favourable terms or at all. If the Corporation is unable to do so, its interest in the Project will be diluted.

Contractual Commitments

The Corporation at September 30, 2007 had approximately $90.99 million available in an escrow account (see Liquidity and Capital Resources) to fund its one-third share of Project equity requirements. The board of directors of the Joint Venture has approved a business plan which includes a budgeted $31.67 million of capital calls to the Corporation between October 1, 2007 and March 31, 2008. The first capital call of this period for $6.0 million was paid on November 2, 2007.

On February 18, 2005, Global Alumina entered into a memorandum of understanding (an "MOU") with Technip France S.A. ("Technip") under which Technip assumed the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea. Through June 30, 2007, payments made by the Corporation under the Technip MOU totalled $50.0 million. The Technip MOU has expired and negotiations have been discontinued. The Joint Venture has retained Bechtel Corporation ("Bechtel") instead to conduct a bankable feasibility study. Technip is seeking compensation for the termination of the MOU in the amount of 750,000 Euros. The Joint Venture has agreed to pay any liabilities arising from termination of the MOU.

All other contracts involving the Project were novated by the Joint Venture as of May 17, 2007.

No letters of credit were outstanding during 2007.

Financing Agreements

The following agreements and private placements form part of the Corporation's efforts to secure financing for the Project prior to implementation of the joint venture with the Subscribers. Each is described below.

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into a subscription agreement with DUBAL (the "DUBAL Subscription Agreement") and issued to DUBAL 10,000,000 common shares at $2.00 per share on September 30, 2005. Pursuant to the agreement, DUBAL also has the right to subscribe for additional common shares constituting 25% of the Corporation's shares outstanding on a fully-diluted basis, for a subscription price estimated at the date of the DUBAL Subscription Agreement of $180 million (the "Additional Subscription"). On April 27, 2007, the Corporation

and DUBAL entered into an agreement to provide that the DUBAL Subscription Agreement will terminate on the date that sufficient funding is secured to complete the Project and that in the interim DUBAL will not exercise its Additional Subscription right. If Project financing has not been completed by September 30, 2008, DUBAL's Additional Subscription right will be restored provided that DUBAL first transfers to GAI all of its interest in the Project Company. Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board of Directors in November 2005.

The EIIC Subscription Agreement

Under a subscription agreement with Emirates International Investment Corporation LLC ("EIIC") dated August 16, 2005 and amended September 22, 2005 (collectively, the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005.

The IDBIF Subscription Agreement

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, of 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. Under the subscription agreement dated November 29, 2005 between the Corporation and IDBIF, as long as IDBIF holds more than 5% of the Corporation's issued and outstanding common shares, the Corporation will not issue any common shares at a price per share of less than $2.25, other than pursuant to: (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of options granted in the ordinary course and consistent with past practices; or (iv) a public offering of common shares by way of prospectus.

Off-Balance Sheet Arrangements

The Corporation had no off-balance sheet arrangements as at June 30, 2007 or at December 31, 2006.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting year. Actual results could differ from those estimates.

The Corporation's significant accounting policies are summarized in Note 2 to the audited financial statements for the year ended December 31, 2006. The policies described below have

the most significant effect in the preparation and presentation of the Corporation's consolidated financial statements.

As described under Joint Venture Transaction Summary, effective May 17, 2007 the Corporation has changed its method of accounting for Guinea Alumina and the Project Company from full consolidation to proportionate consolidation.

Development Costs

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Corporation has determined that all of its past development costs should be expensed.

Construction-In-Progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Corporation commenced capitalization of all costs incurred prior to Completion that were directly related to the construction of the alumina refinery plant in the Republic of Guinea. Construction-in-progress was recorded at cost.

The Corporation would recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified: a change in the extent to which the project asset is expected to be used; a change in the manner in which the project asset is expected to be used; an interruption to the construction project for an extended period of time; physical damage to the construction project; or a change in the law or environment significantly affecting the completion of the construction project.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Financial Instruments and Comprehensive Income

In January 2005, the CICA issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement" and 1530, "Comprehensive Income". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis. The Corporation has adopted these new standards effective January 1, 2007.

Outstanding Share Data

Common Shares

The Corporation has authorized an unlimited number of common shares, with no par value, of which 203,857,644 common shares were issued and outstanding as at September 30, 2007 and 203,857,644 common shares are issued and outstanding as of the date hereof.

Share Purchase Warrants

During the nine months ended September 30, 2007, 105,100 warrants were exercised for cash proceeds of $105,100. Details of the 2,685,750 share purchase warrants issued and outstanding at September 30, 2007 are as follows.

Number of Shares Exercisable	Expiry Date	Exercise Price
2,685,750	February 3, 2008	$1.00

Subsequent to September 30, 2007, no warrants have been exercised. There are 2,685,750 share purchase warrants outstanding as at the date hereof.

Employee Stock Options

As of September 30, 2007, 4,002,500 options are outstanding under the Corporation's stock option plan for employees, directors, officers and consultants of the Corporation. Each option is exercisable for one common share. Subsequent to September 30, 2007, no options have been exercised. Ten million common shares have been reserved for issuance under the stock option plan. Options for 5,997,500 common shares remain available for future issuance. The following table summarizes the relevant expiry dates and exercise prices for options granted under the stock option plan as of the date hereof.

Number of Shares Subject to Options	Vested	Unvested	Expiry Date	Exercise Price
960,000	960,000	Nil	May 27, 2009	$1.50
25,000	25,000	Nil	August 24, 2009	$1.52
750,000	500,000	250,000	March 10, 2010	$2.50
482,500	321,667	160,833	July 25, 2010	$1.40
45,000	15,000	30,000	March 7, 2011	$1.75
1,740,000	Nil	1,740,000	December 11, 2011	$1.00

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $381,197 (2006 - $398,456) has been recognized in the financial statements for the nine months ended September 30, 2007.

On April 25, 2007 the board of directors of the Corporation resolved to preserve the previously granted and unexpired stock options of certain employees of the Corporation or its affiliates that would otherwise have become unexercisable on the consummation of the joint venture transaction. Existing granted options that were preserved will expire in the normal course and such employees are ineligible to receive additional options.

Related Party Transactions

Related party transactions are disclosed in Note 8 to the unaudited interim financial statements for the nine months ended September 30, 2007 and are summarized below.

Due to its rights under the DUBAL Subscription Agreement, DUBAL was treated as a related party of the Corporation under Ontario Securities Commission Rule 61-501 – *Insider Bids, Issuer Bids, Business Combination and Related Party Transactions* ("Rule 61-501"). Consequently, the joint venture transaction constituted a related party transaction for the purposes of Rule 61-501. On March 26, 2007 the board of directors of the Corporation, on the recommendation of a special committee of independent directors, determined that the Corporation was in serious financial difficulty, that the transaction was designed to improve the financial position of the Corporation and that the terms of the joint venture were reasonable under the circumstances of the Corporation. As a consequence, the transaction was exempted from the valuation requirements and minority shareholder approval requirements applicable to related party transactions under Rule 61-501.

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Karalco Agreement") with Karalco, a corporation controlled by Karim Karjian, Co-Chairman and a shareholder of the Corporation. The Karalco Agreement covers Mr. Karjian's professional services regarding development activities with respect to the Project . The Corporation and Karalco agreed that the Karalco Agreement is retroactively effective from January 1, 2006. Under the Karalco Agreement, Karalco is entitled to a $60,000 monthly retainer. As of May 17, 2007, the joint venture reimburses the Corporation for this monthly retainer. Karalco is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Karalco Agreement without cause (as defined under the Karalco Agreement), Karalco will be entitled to a minimum payment equal to $1,440,000 of which the joint venture, through Guinea Alumina, has agreed to pay one-half and the Corporation would be responsible for the other half. The Karalco Agreement does not contemplate any incentive fees or milestone payments. Compensation arrangements under the Karalco Agreement will remain subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. The total payments with respect to the monthly retainer and the incentive based compensation for the nine months ended September 30, 2007 amounted to $540,000 (2006 - $790,000). The board of directors of the Corporation approved and the Corporation paid to Mr. Karjian in November, 2007, a bonus of $300,000 in connection with the negotiation of the Joint Venture. The expense was recognized in the

accounts as of September 30, 2007. Since February 1, 2006, Karalco has been reimbursed an amount for office expenses. The cost of such office expenses for the nine months ended September 30, 2007 totalled approximately $22,500 (2006 - $19,200).

On October 9, 2006, the Board of Directors approved, and the Corporation entered into, a written consulting contract (the "Herakles Agreement") with Herakles Capital Corp. ("Herakles"), one of its shareholders. Herakles is controlled by Bruce Wrobel, Co-Chairman, Chief Executive Officer and a shareholder of the Corporation. The Herakles Agreement covers Mr. Wrobel's services as the Co-Chairman and Chief Executive Officer of the Corporation. The Corporation and Herakles agreed that the Herakles Agreement would be retroactively effective from January 1, 2006 and Herakles would be paid $200,000 per annum for Mr. Wrobel's services. Effective January 1, 2007, the Herakles Agreement was amended to provide an annual payment of $250,000. Herakles is also eligible to participate under the Corporation's employee stock option plan. In the event that the Corporation terminates the Herakles Agreement without cause (as defined under the Herakles Agreement), Herakles will be entitled to a minimum payment equal to $500,000. The total cost attributable to the Herakles Agreement for the nine months ended September 30, 2007 amounted to approximately $187,500 (2006 - $150,000). The board of directors of the Corporation approved and the Corporation paid to Herakles in November, 2007, a bonus of $300,000 in connection with the negotiation of the Joint Venture. The expense was recognized in the accounts as of September 30, 2007.

In addition to the bonuses to Karalco and Herakles, the board of directors of the Corporation approved and the Corporation paid a total of $200,000 to other officers of the Corporation in connection with the negotiation of the Joint Venture. The expense was recognized in the accounts as of September 30, 2007.

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP ("Sithe Global"), which provided, until May 17, 2007, professional services to the Corporation. Sithe Global was reimbursed at cost. The total cost for the nine months ended September 30, 2007 was approximately $47,400 (2006 – $337,500). Formerly, the President of Sithe Global provided consulting services to the Corporation at a rate of $15,000 per month. These services terminated as of May 30, 2007. The total cost for the nine months ended September 30, 2007 amounted to $75,000 (2006 - $135,000). In addition, the Corporation has provided, at cost, professional services to Sithe Global. The total charge for the nine months ended September 30, 2007 was approximately $3,800 (2006 - $nil).

Sithe Global reimburses the Corporation for its *pro rata* share of occupancy expenses for use of the Corporation's office space at 245 Park Avenue, New York. Occupancy costs charged to Sithe Global for the nine months ended September 30, 2007 totalled approximately $530,500 (2006 - $438,000).

On July 19, 2004, the Corporation entered into a consulting agreement with Bernard Cousineau with respect to his services as President of the Corporation. On April 25, 2007, Mr. Cousineau stepped down as President of the Corporation. Effective June 1, 2007, Mr. Cousineau's agreement was amended to reflect his current services as Senior Operations Advisor and director of the Corporation as well as Vice President and director of Aluminpro. Mr. Cousineau's consulting agreement provides a monthly retainer of $5,000 paid in equal portions by the

Corporation and Aluminpro and an annual incentive payment of 10% of the profits realized by Aluminpro in such year. Mr. Cousineau also receives $25,000 quarterly for his services as a director of the Corporation. As of June 1, 2007, the Corporation has also amended its consulting agreements with each of Ian Porteus, the Senior Technical Advisor to the Corporation and Vice President and director of Aluminpro and Brian Gallagher, the Business Manager, Secretary and Treasurer of Aluminpro. Mr. Porteus' consulting agreement provides a monthly retainer of $8,500 paid one-third by the Corporation and two-thirds by Aluminpro and an annual incentive payment of 10% of the profits realized by Aluminpro. Mr. Gallagher's consulting agreement provides a monthly retainer of $8,663 paid by Aluminpro and an annual incentive payment of 5% of the profits realized by Aluminpro.

Mr. Ahmed Fikree, a director of the Corporation, is the Director, Commercial and Corporate Development, for DUBAL. Dr. Abdulrahman Al-Awar, a former director of the Corporation who stepped down on April 25, 2007, was Chief Risk Officer for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement. See "Financing Agreements – The DUBAL Subscription Agreement". DUBAL and the Corporation are also parties to each of the Subscription Agreement and DUBAL Off-take Agreement. See "Liquidity and Capital Resources" and "Business of Global Alumina – Joint Venture Transaction Summary". Mr. Mehdi Dazi a former director of the Corporation who stepped down on April 25, 2007, was Chief Executive Officer, Investments, for EIIC, a shareholder of the Corporation. EIIC and the Corporation were parties to a the EIIC Subscription Agreement. See "Financing Agreements – The EIIC Subscription Agreement".

A former employee of the Corporation performed certain services and incurred certain expenses for Herakles Telecom, a company in which certain of the Corporation's officers are shareholders. Through the date hereof, Herakles Telecom has reimbursed the Corporation $80,800 for services and expenses incurred for the nine month period ended September 30, 2007, on behalf of Herakles Telecom.

Through September 30, 2007, the Corporation has paid and billed back the Joint Venture costs totalling $1,169,000. Approximately $787,000 of this amount relates to payments specifically requested during transition when the Joint Venture was opening bank accounts and transitioning employees and benefit plans from the Corporation to the Joint Venture. A further $240,000 of billbacks relate to the services of Karalco subsequent to the closing of the Joint Venture, and another $142,000 relates to the salaries of certain individuals that are billed back to the Joint Venture at cost. As of September 30, 2007 all but $87,350 of such costs had been reimbursed to the Corporation by the Joint Venture.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand. The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Risk Factors

The Corporation's principal asset is a one-third interest in Guinea Alumina, a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. The various risk factors relating to the Project are described herein and under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2007. These risk factors, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, could materially and adversely affect Guinea Alumina's business, financial condition, results of operations and growth strategy, and consequently the Corporation.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's Chairman and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the period covered by this management's discussion and analysis, management of the Corporation, with the participation of the Chairman and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chairman and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings (as such terms are defined under *Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings*) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Corporation, including the Chairman and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the nine month period ended September 30, 2007 there were no changes in the Corporation's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Additional Information

Additional documents and information regarding the Corporation, including summaries of the material terms of the Subscription Agreement, Shareholders' Agreement, the Loan Agreement, the EIIC, DUBAL and IDBIF transactions and the Corporation's Annual Information Form dated March 29, 2007 are available through SEDAR and can be accessed through the Internet at www.sedar.com.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Bruce Wrobel, President and Chief Executive Officer of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Global Alumina Corporation** (the issuer) for the period ending **September 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 14, 2007

(signed) Bruce Wrobel
Bruce Wrobel,
Chairman and Co-Chairman and Chief Executive Officer
Global Alumina Corporation

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Michael Cella, Senior Vice-President, Chief Financial Officer and Secretary of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Global Alumina Corporation** (the issuer) for the period ending **September 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 14, 2007

(signed) Michael Cella
Michael Cella
Senior Vice-President, Chief Financial Officer and Secretary
Global Alumina Corporation

Tor#: 2033996.1

Global Alumina

GLOBAL ALUMINA UPDATE

TORONTO, ON – December 11, 2007 – Global Alumina Corporation (the "Company") (TSX: GLA.U) announced today that the exclusivity period for discussions with a third party concerning a possible sale of the Company has expired and the parties have not agreed to extend the exclusivity period. The Company does not intend to make any further announcements regarding any further negotiations unless an agreement is reached.

About Global Alumina

Global Alumina and its joint venture partners are developing a 3.2 million tonnes per annum alumina refinery located in the bauxite-rich region of the Republic of Guinea. Its joint venture partners are Global Alumina International, Ltd., a wholly owned subsidiary of the Company, BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Guinea Alumina Refinery Project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The Company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit the company's website at www.globalalumina.com.

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the following: the achievement by the joint venture company, Guinea Alumina Corporation Ltd. ("Guinea Alumina"), of certain milestones set out in the subscription agreement among Guinea Alumina and its shareholders, the joint venture partners, (the "Subscription Agreement"); the conduct of the joint venture with respect to the Guinea Alumina Refinery Project; the timing of completion of a feasibility study of the Guinea Alumina Refinery Project and the making of a decision to proceed with the development of the Guinea Alumina Refinery Project; expectations regarding the debt financing of the Guinea Alumina Refinery Project, the timing and amount of such financing and the sources of financing; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; bauxite reserve and

resource quantities; the ultimate recoverability of reserves; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other costs; treatment of Guinea Alumina under the fiscal terms of the "tax exhibit" to the Basic Agreement with the Government of Guinea (as described in the Company's Annual Information Form dated March 29, 2007, the "AIF") and the negotiation and terms of agreements relating to the access of Guinea Alumina to and use of certain infrastructure required for the development and operation of the Guinea Alumina Refinery Project and business strategies and plans of management with respect to the Guinea Alumina Refinery Project. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure or delay of Guinea Alumina to fulfill the conditions precedent necessary for the subsequent subscription payments under the Subscription Agreement to become available to the Company; the limited control by the Company of the assets and operations of the Guinea Alumina Refinery Project and its inability to make major decisions with respect to the Guinea Alumina Refinery Project without agreement from the other joint venture partners; the requirement that the Company hold 85% of subscription proceeds received pursuant to the Subscription Agreement in escrow and the possibility the Company may need to seek additional financing to fund corporate expenses and Guinea Alumina Refinery Project costs; a delay in finalizing debt financing for the Guinea Alumina Refinery Project and/or the amount of such financing being insufficient to fund the Guinea Alumina Refinery Project to complete development; the possibility that the Company's interest will be diluted if it is unable to meet a capital call with respect to the Guinea Alumina Refinery Project; the current political and economic risks of investing in a developing country; the failure of the joint venture partners to approve plans for the development of the Guinea Alumina Refinery Project after completion of the feasibility study; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Company's dependence on an interest in a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's AIF) in certain circumstances; operational risks such as access to infrastructure and skilled labour; currency fluctuations; price volatility of alumina, aluminium or raw materials; and certain other factors related to the Guinea Alumina Refinery Project discussed under the heading "Risk Factors" in the Company's AIF. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if other risks or uncertainties materialize, actual results may vary materially from those anticipated in this release. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances.

For further information, please contact:

Michael Cella
Global Alumina
cella@globalalumina.com
212 351 0010

Barbara Cano
Breakstone Group
646 452 2334
bcano@breakstone-group.com

Global Alumina

GLOBAL ALUMINA UPDATES STATUS OF PROJECT

TORONTO, ON – January 31, 2008 – Global Alumina Corporation ("Global Alumina" or the "Company") (TSX: GLA.U) announced today that on January 25th, the Board of Directors of Guinea Alumina Corporation, Ltd. held meetings in Brisbane, Australia. Guinea Alumina Corporation, Ltd. is the joint venture among Global Alumina Corporation, BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC that is developing a world class alumina refinery and associated infrastructure project in the Republic of Guinea. The joint venture's senior management made detailed presentations of the project's bankable feasibility study work in progress to the Board, comprised of senior executives of its shareholders including Global Alumina. The joint venture retained Bechtel and other specialized consultants for key elements of the feasibility study. As a result of these presentations, Global Alumina Corporation is providing the following project updates prior to the conclusion of the feasibility study.

- The schedule to complete the feasibility study has been extended to the middle of March 2008 from the end of December 2007.
- As a result of further design optimization, Global Alumina expects the refinery's production capacity to be increased by an additional 100,000 metric tons to 3.3 million metric tons per year for the first two processing lines. The refinery is laid out to accommodate construction of a third processing line that would increase the project's total capacity to 5.0 million metric tons per year.
- The estimated cost to complete the construction of the project has experienced a significant increase due to a number of factors including: i) a significant decline in the value of the US dollar; ii) a significant rise in the cost of diesel and fuel oil affecting both transportation and construction costs; iii) continued increases in the price of key bulk construction materials such as structural steel, cement, piping and electrical cable; iv) higher than expected increases in labour costs due to the tight world wide labour market; and v) the increasingly heated market for industrial equipment and construction services. Global Alumina currently expects an approximately 35% increase in the estimated costs to complete the construction of the first two processing lines from the previously estimated US$3.2 billion to approximately US$4.3 billion.
- Global Alumina now expects first alumina shipments to commence in September 2011.
- Although the alumina refinery's operating costs are expected to be higher than originally planned, Global Alumina expects the operating costs to be among the lowest 10% in the world.
- As a result of higher forecasted aluminum prices and broader interest in providing debt financing to the project, the project's debt capacity is expected to increase to US$2.5 billion from US$2 billion.
- Project financing commitments are now expected to be secured by the middle of this year with financial closing anticipated to follow in September 2008.

Global Alumina will provide a further update upon completion of the bankable feasibility study, now expected in the middle of March 2008.

"Although the magnitude of the estimated construction cost increases is disappointing, the Guinea Alumina refinery project is the largest ever green-field alumina refinery project and, in our view, continues to represent the most attractive alternative among all currently proposed new alumina refineries around the world," stated Bruce Wrobel, CEO of Global Alumina. "With its low projected operating costs, its easy access to abundant, high quality bauxite, its significant opportunities for expansion and its marquee joint venture partners, we believe that this strategic asset will continue to generate significant interest throughout the aluminum industry."

About Global Alumina

Global Alumina and its joint venture partners are developing a 3.3 million metric tons per annum alumina refinery located in the bauxite-rich region of the Republic of Guinea. Its joint venture partners are BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Guinea Alumina refinery project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The Company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit the Company's website at www.globalalumina.com.

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the following: the achievement by the joint venture company, Guinea Alumina Corporation Ltd. ("Guinea Alumina"), of certain milestones set out in the subscription agreement among Guinea Alumina and its shareholders, the joint venture partners, (the "Subscription Agreement"); the decisions of the joint venture with respect to the Guinea Alumina refinery project ; the timing of completion of a feasibility study of the Guinea Alumina refinery project and the making of a decision to proceed with the development of the refinery project ; expectations regarding the debt financing of the Guinea Alumina refinery project, the terms, timing and amount of such financing and the sources of financing; the amount, nature and timing of capital expenditures to complete the refinery project; the timing of refinery construction and mine start up; bauxite reserve and resource quantities; the ultimate recoverability of reserves; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other

costs; treatment of Guinea Alumina under the fiscal terms of the "tax exhibit" to the Basic Agreement with the Government of Guinea (as described in the Company's Annual Information Form dated March 29, 2007, the "AIF") and the negotiation and terms of agreements relating to the access of Guinea Alumina to and use of certain infrastructure required for the development and operation of the Guinea Alumina refinery project and business strategies and plans of management with respect to the Guinea Alumina refinery project. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure or delay of Guinea Alumina to fulfill the conditions precedent necessary for the subsequent subscription payments under the Subscription Agreement to become available to the Company; the limited control by the Company of the assets and operations of the Guinea Alumina refinery project and its inability to make major decisions with respect to the Guinea Alumina refinery project without agreement from the other joint venture partners; the requirement that the Company hold 85% of subscription proceeds received pursuant to the Subscription Agreement in escrow and the possibility the Company may need to seek additional financing to fund corporate expenses and its share of Guinea Alumina refinery project costs; a delay in finalizing debt financing for the Guinea Alumina refinery project and/or the amount of such financing being insufficient to fund the Guinea Alumina refinery project to complete development; the inability of the Company to raise sufficient financing to fund its share of the development costs of the Project; the possibility that the Company's interest will be diluted if it is unable to meet a capital call with respect to the Guinea Alumina refinery project; the current political and economic risks of investing in a developing country; the failure of the joint venture partners to approve plans for the development of the Guinea Alumina refinery project after completion of the feasibility study; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Company's dependence on an interest in a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's AIF) in certain circumstances; operational risks such as access to infrastructure and skilled labour; currency fluctuations; price volatility of alumina, aluminium or raw materials; and certain other factors related to the Guinea Alumina refinery project discussed under the heading "Risk Factors" in the Company's AIF.

The forward looking information contained in this discussion is based on the following principal assumptions: that the feasibility study will be completed by March 2008 to the satisfaction of the joint venture partners and that the joint venture partners will decide to proceed with the development of the Guinea Alumina refinery project; that general economic conditions will not become adverse to the completion of financing for the project and will have no material adverse impact on the project; that the negotiations with prospective project lenders and between the prospective project lenders and the Guinean government will be successfully concluded shortly thereafter; that the bidding process for contracted work in connection with the project will be completed in a competitive manner and that actual costs to complete work will be within the range of quotes provided by contractors to date; that the joint venture will be able to acquire necessary labour at currently assumed labour costs and productivity rates; that the development plan for the project is conducted according to schedule; that general economic factors and trends relating to construction costs remain constant; and that the future political and economic climate in Guinea has no material adverse effect on the Guinea Alumina refinery project. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if other risks or uncertainties materialize, actual results may vary materially from those anticipated in this release. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as required by law.

For further information, please contact:

Michael Cella
Global Alumina
cella@globalalumina.com
212 351 0010

Maura Gedid
Breakstone Group
646 452 2335
mgedid@breakstone-group.com

Global
Alumina

GLOBAL ALUMINA UPDATES STATUS OF PROJECT

TORONTO, ON – January 31, 2008 – Global Alumina Corporation ("Global Alumina" or the "Company") (TSX: GLA.U) announced today that on January 25th, the Board of Directors of Guinea Alumina Corporation, Ltd. held meetings in Brisbane, Australia. Guinea Alumina Corporation, Ltd. is the joint venture among Global Alumina Corporation, BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC that is developing a world class alumina refinery and associated infrastructure project in the Republic of Guinea. The joint venture's senior management made detailed presentations of the project's bankable feasibility study work in progress to the Board, comprised of senior executives of its shareholders including Global Alumina. The joint venture retained Bechtel and other specialized consultants for key elements of the feasibility study. As a result of these presentations, Global Alumina Corporation is providing the following project updates prior to the conclusion of the feasibility study.

- The schedule to complete the feasibility study has been extended to the middle of March 2008 from the end of December 2007.
- As a result of further design optimization, Global Alumina expects the refinery's production capacity to be increased by an additional 100,000 metric tons to 3.3 million metric tons per year for the first two processing lines. The refinery is laid out to accommodate construction of a third processing line that would increase the project's total capacity to 5.0 million metric tons per year.
- The estimated cost to complete the construction of the project has experienced a significant increase due to a number of factors including: i) a significant decline in the value of the US dollar; ii) a significant rise in the cost of diesel and fuel oil affecting both transportation and construction costs; iii) continued increases in the price of key bulk construction materials such as structural steel, cement, piping and electrical cable; iv) higher than expected increases in labour costs due to the tight world wide labour market; and v) the increasingly heated market for industrial equipment and construction services. Global Alumina currently expects an approximately 35% increase in the estimated costs to complete the construction of the first two processing lines from the previously estimated US$3.2 billion to approximately US$4.3 billion.
- Global Alumina now expects first alumina shipments to commence in September 2011.
- Although the alumina refinery's operating costs are expected to be higher than originally planned, Global Alumina expects the operating costs to be among the lowest 10% in the world.
- As a result of higher forecasted aluminum prices and broader interest in providing debt financing to the project, the project's debt capacity is expected to increase to US$2.5 billion from US$2 billion.
- Project financing commitments are now expected to be secured by the middle of this year with financial closing anticipated to follow in September 2008.

Global Alumina will provide a further update upon completion of the bankable feasibility study, now expected in the middle of March 2008.

"Although the magnitude of the estimated construction cost increases is disappointing, the Guinea Alumina refinery project is the largest ever green-field alumina refinery project and, in our view, continues to represent the most attractive alternative among all currently proposed new alumina refineries around the world," stated Bruce Wrobel, CEO of Global Alumina. "With its low projected operating costs, its easy access to abundant, high quality bauxite, its significant opportunities for expansion and its marquee joint venture partners, we believe that this strategic asset will continue to generate significant interest throughout the aluminum industry."

About Global Alumina

Global Alumina and its joint venture partners are developing a 3.3 million metric tons per annum alumina refinery located in the bauxite-rich region of the Republic of Guinea. Its joint venture partners are BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Guinea Alumina refinery project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The Company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit the Company's website at www.globalalumina.com.

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the following: the achievement by the joint venture company, Guinea Alumina Corporation Ltd. ("Guinea Alumina"), of certain milestones set out in the subscription agreement among Guinea Alumina and its shareholders, the joint venture partners, (the "Subscription Agreement"); the decisions of the joint venture with respect to the Guinea Alumina refinery project ; the timing of completion of a feasibility study of the Guinea Alumina refinery project and the making of a decision to proceed with the development of the refinery project ; expectations regarding the debt financing of the Guinea Alumina refinery project, the terms, timing and amount of such financing and the sources of financing; the amount, nature and timing of capital expenditures to complete the refinery project; the timing of refinery construction and mine start up; bauxite reserve and resource quantities; the ultimate recoverability of reserves; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other

costs; treatment of Guinea Alumina under the fiscal terms of the "tax exhibit" to the Basic Agreement with the Government of Guinea (as described in the Company's Annual Information Form dated March 29, 2007, the "AIF") and the negotiation and terms of agreements relating to the access of Guinea Alumina to and use of certain infrastructure required for the development and operation of the Guinea Alumina refinery project and business strategies and plans of management with respect to the Guinea Alumina refinery project. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure or delay of Guinea Alumina to fulfill the conditions precedent necessary for the subsequent subscription payments under the Subscription Agreement to become available to the Company; the limited control by the Company of the assets and operations of the Guinea Alumina refinery project and its inability to make major decisions with respect to the Guinea Alumina refinery project without agreement from the other joint venture partners; the requirement that the Company hold 85% of subscription proceeds received pursuant to the Subscription Agreement in escrow and the possibility the Company may need to seek additional financing to fund corporate expenses and its share of Guinea Alumina refinery project costs; a delay in finalizing debt financing for the Guinea Alumina refinery project and/or the amount of such financing being insufficient to fund the Guinea Alumina refinery project to complete development; the inability of the Company to raise sufficient financing to fund its share of the development costs of the Project; the possibility that the Company's interest will be diluted if it is unable to meet a capital call with respect to the Guinea Alumina refinery project; the current political and economic risks of investing in a developing country; the failure of the joint venture partners to approve plans for the development of the Guinea Alumina refinery project after completion of the feasibility study; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Company's dependence on an interest in a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's AIF) in certain circumstances; operational risks such as access to infrastructure and skilled labour; currency fluctuations; price volatility of alumina, aluminium or raw materials; and certain other factors related to the Guinea Alumina refinery project discussed under the heading "Risk Factors" in the Company's AIF.

The forward looking information contained in this discussion is based on the following principal assumptions: that the feasibility study will be completed by March 2008 to the satisfaction of the joint venture partners and that the joint venture partners will decide to proceed with the development of the Guinea Alumina refinery project; that general economic conditions will not become adverse to the completion of financing for the project and will have no material adverse impact on the project; that the negotiations with prospective project lenders and between the prospective project lenders and the Guinean government will be successfully concluded shortly thereafter; that the bidding process for contracted work in connection with the project will be completed in a competitive manner and that actual costs to complete work will be within the range of quotes provided by contractors to date; that the joint venture will be able to acquire necessary labour at currently assumed labour costs and productivity rates; that the development plan for the project is conducted according to schedule; that general economic factors and trends relating to construction costs remain constant; and that the future political and economic climate in Guinea has no material adverse effect on the Guinea Alumina refinery project. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if other risks or uncertainties materialize, actual results may vary materially from those anticipated in this release. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as required by law.

For further information, please contact:

Michael Cella
Global Alumina
cella@globalalumina.com
212 351 0010

Maura Gedid
Breakstone Group
646 452 2335
mgedid@breakstone-group.com

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Corporation (the "Corporation")
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
245 Park Avenue
38th Floor
New York, New York 10167

ITEM 2: DATE OF MATERIAL CHANGE

January 25, 2008.

ITEM 3: PRESS RELEASE

A press release was issued by the Corporation on January 31, 2008. A copy of the press release is attached hereto as Schedule A.

ITEM 4: SUMMARY OF MATERIAL CHANGE

The board of the Corporation's joint venture developing the alumina refinery project in the Republic of Guinea (the "Project") considered revised estimates and projections regarding the schedule, capacity and costs of the Project presented by the Project team. The Project revisions include an estimated cost to completion of approximately US$4.3 billion, an increased Project debt capacity of $2.5 billion and first shipments of alumina from the Project expected by September 2011.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

The Corporation's principal asset is its one-third interest in Guinea Alumina Corporation Limited ("Guinea Alumina"). Guinea Alumina's sole business is the development and operation of the Project within a 690 square kilometre mining concession area near Sangarédi through its Guinean subsidiary Guinea Alumina Corporation, S.A. (the "Project Company"). The other shareholders of Guinea Alumina are The Broken Hill Proprietary Company Pty Limited, Dubai Aluminium Company Limited and Mubadala Development Company PJSC (together with the Corporation, the "Joint Venture Partners").

On January 25, 2008 the board of directors of Guinea Alumina held meetings in Brisbane, Australia where senior management of Guinea Alumina made detailed presentations to the Joint Venture Partners of the bankable feasibility study of the Project that is in progress. The Project Company has retained Bechtel Australia Pty. Ltd. and other specialized consultants for key elements of the feasibility study.

As a result of work to date on the feasibility study, the following updates regarding Project development have been provided to the Corporation and the other Joint Venture Partners by the Project management team:

1. The estimated cost to complete the construction of the Project has been revised upward significantly due to a number of factors including: i) a significant decline in the value of the U.S. dollar; ii) a significant rise in the cost of diesel and fuel oil affecting both transportation and construction costs; iii) continued increases in the price of key bulk construction materials such as structural steel, cement, piping and electrical cable; iv) higher than expected increases in labour costs due to a restricted world wide labour market; and v) the increasingly heated market for industrial equipment and construction services. From the material provided by the Project management team, the Corporation currently expects an approximate 35% increase in the estimated costs to complete the construction of the first two processing lines of the Project from the previously estimated US$3.2 billion to approximately US$4.3 billion. In order to fund its share of these increased costs, the Corporation will be required to raise substantial additional financing in the form of debt or equity. Any such equity financing may result in substantial dilution to the holdings of existing shareholders. There is a risk that debt or equity financing in the amounts required will not be available on favourable terms, or at all.

2. The Project management team now expects the first alumina shipments from the Project to commence in September 2011.

3. As a result of higher commodity price forecasts, Project operating costs, including sustaining capital, are now forecast to be approximately US$140 per metric ton. Although this estimate is up from approximately US$120 per metric ton, it is expected the Project's operating costs will be among the lowest 10% in the world.

4. Project financing commitments are now expected to be secured by the middle of 2008 with financial closing anticipated to follow in September 2008.

5. As a result of higher forecasted aluminium prices and broader interest in providing debt financing to the Project, the Project's debt capacity is expected to increase to US$2.5 billion from the previously estimated US$2 billion.

6. The schedule to complete the bankable feasibility study of the Project has been extended to the middle of March 2008 from the end of December 2007.

7. As a result of further design optimization, the Project refinery's production expected capacity has been increased by an additional 100,000 metric tons to 3.3 million metric tons per year for the first two processing lines. The refinery is designed to accommodate construction of a third processing line that would increase the Project's total capacity to 5.0 million metric tons per year.

Forward Looking Information

Certain statements in this material change report constitute forward-looking information under applicable securities legislation. Readers are referred to the discussion regarding forward-looking information in the attached press release which is incorporated herein.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Company is knowledgeable about the material change and this report:

Michael J. Cella
Senior Vice President and Chief Financial Officer
(212) 351-0000
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 5th day of February, 2008.

By: (signed) *Michael J. Cella*

Michael J. Cella
Senior Vice President and Chief Financial Officer

Schedule A

See attached press release.

Global Alumina

GLOBAL ALUMINA UPDATES STATUS OF PROJECT

TORONTO, ON – January 31, 2008 – Global Alumina Corporation ("Global Alumina" or the "Company") (TSX: GLA.U) announced today that on January 25th, the Board of Directors of Guinea Alumina Corporation, Ltd. held meetings in Brisbane, Australia. Guinea Alumina Corporation, Ltd. is the joint venture among Global Alumina Corporation, BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC that is developing a world class alumina refinery and associated infrastructure project in the Republic of Guinea. The joint venture's senior management made detailed presentations of the project's bankable feasibility study work in progress to the Board, comprised of senior executives of its shareholders including Global Alumina. The joint venture retained Bechtel and other specialized consultants for key elements of the feasibility study. As a result of these presentations, Global Alumina Corporation is providing the following project updates prior to the conclusion of the feasibility study.

- The schedule to complete the feasibility study has been extended to the middle of March 2008 from the end of December 2007.
- As a result of further design optimization, Global Alumina expects the refinery's production capacity to be increased by an additional 100,000 metric tons to 3.3 million metric tons per year for the first two processing lines. The refinery is laid out to accommodate construction of a third processing line that would increase the project's total capacity to 5.0 million metric tons per year.
- The estimated cost to complete the construction of the project has experienced a significant increase due to a number of factors including: i) a significant decline in the value of the US dollar; ii) a significant rise in the cost of diesel and fuel oil affecting both transportation and construction costs; iii) continued increases in the price of key bulk construction materials such as structural steel, cement, piping and electrical cable; iv) higher than expected increases in labour costs due to the tight world wide labour market; and v) the increasingly heated market for industrial equipment and construction services. Global Alumina currently expects an approximately 35% increase in the estimated costs to complete the construction of the first two processing lines from the previously estimated US$3.2 billion to approximately US$4.3 billion.
- Global Alumina now expects first alumina shipments to commence in September 2011.
- Although the alumina refinery's operating costs are expected to be higher than originally planned, Global Alumina expects the operating costs to be among the lowest 10% in the world.
- As a result of higher forecasted aluminum prices and broader interest in providing debt financing to the project, the project's debt capacity is expected to increase to US$2.5 billion from US$2 billion.
- Project financing commitments are now expected to be secured by the middle of this year with financial closing anticipated to follow in September 2008.

Global Alumina will provide a further update upon completion of the bankable feasibility study, now expected in the middle of March 2008.

"Although the magnitude of the estimated construction cost increases is disappointing, the Guinea Alumina refinery project is the largest ever green-field alumina refinery project and, in our view, continues to represent the most attractive alternative among all currently proposed new alumina refineries around the world," stated Bruce Wrobel, CEO of Global Alumina. "With its low projected operating costs, its easy access to abundant, high quality bauxite, its significant opportunities for expansion and its marquee joint venture partners, we believe that this strategic asset will continue to generate significant interest throughout the aluminum industry."

About Global Alumina

Global Alumina and its joint venture partners are developing a 3.3 million metric tons per annum alumina refinery located in the bauxite-rich region of the Republic of Guinea. Its joint venture partners are BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Guinea Alumina refinery project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The Company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit the Company's website at www.globalalumina.com.

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the following: the achievement by the joint venture company, Guinea Alumina Corporation Ltd. ("Guinea Alumina"), of certain milestones set out in the subscription agreement among Guinea Alumina and its shareholders, the joint venture partners, (the "Subscription Agreement"); the decisions of the joint venture with respect to the Guinea Alumina refinery project ; the timing of completion of a feasibility study of the Guinea Alumina refinery project and the making of a decision to proceed with the development of the refinery project ; expectations regarding the debt financing of the Guinea Alumina refinery project, the terms, timing and amount of such financing and the sources of financing; the amount, nature and timing of capital expenditures to complete the refinery project; the timing of refinery construction and mine start up; bauxite reserve and resource quantities; the ultimate recoverability of reserves; future production levels; expectations regarding the negotiation of contractual rights; prices for alumina and aluminium; operating and other

costs; treatment of Guinea Alumina under the fiscal terms of the "tax exhibit" to the Basic Agreement with the Government of Guinea (as described in the Company's Annual Information Form dated March 29, 2007, the "AIF") and the negotiation and terms of agreements relating to the access of Guinea Alumina to and use of certain infrastructure required for the development and operation of the Guinea Alumina refinery project and business strategies and plans of management with respect to the Guinea Alumina refinery project. A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the failure or delay of Guinea Alumina to fulfill the conditions precedent necessary for the subsequent subscription payments under the Subscription Agreement to become available to the Company; the limited control by the Company of the assets and operations of the Guinea Alumina refinery project and its inability to make major decisions with respect to the Guinea Alumina refinery project without agreement from the other joint venture partners; the requirement that the Company hold 85% of subscription proceeds received pursuant to the Subscription Agreement in escrow and the possibility the Company may need to seek additional financing to fund corporate expenses and its share of Guinea Alumina refinery project costs; a delay in finalizing debt financing for the Guinea Alumina refinery project and/or the amount of such financing being insufficient to fund the Guinea Alumina refinery project to complete development; the inability of the Company to raise sufficient financing to fund its share of the development costs of the Project; the possibility that the Company's interest will be diluted if it is unable to meet a capital call with respect to the Guinea Alumina refinery project; the current political and economic risks of investing in a developing country; the failure of the joint venture partners to approve plans for the development of the Guinea Alumina refinery project after completion of the feasibility study; construction risks such as cost overruns, delays and shortages of labour, materials or equipment; the Company's dependence on an interest in a single mining property; the possible forfeiture of the Mining Concession (as defined in the Company's AIF) in certain circumstances; operational risks such as access to infrastructure and skilled labour; currency fluctuations; price volatility of alumina, aluminium or raw materials; and certain other factors related to the Guinea Alumina refinery project discussed under the heading "Risk Factors" in the Company's AIF.

The forward looking information contained in this discussion is based on the following principal assumptions: that the feasibility study will be completed by March 2008 to the satisfaction of the joint venture partners and that the joint venture partners will decide to proceed with the development of the Guinea Alumina refinery project; that general economic conditions will not become adverse to the completion of financing for the project and will have no material adverse impact on the project; that the negotiations with prospective project lenders and between the prospective project lenders and the Guinean government will be successfully concluded shortly thereafter; that the bidding process for contracted work in connection with the project will be completed in a competitive manner and that actual costs to complete work will be within the range of quotes provided by contractors to date; that the joint venture will be able to acquire necessary labour at currently assumed labour costs and productivity rates; that the development plan for the project is conducted according to schedule; that general economic factors and trends relating to construction costs remain constant; and that the future political and economic climate in Guinea has no material adverse effect on the Guinea Alumina refinery project. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if other risks or uncertainties materialize, actual results may vary materially from those anticipated in this release. This forward looking information is made as of the date of this release, and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as required by law.

For further information, please contact:

Michael Cella
Global Alumina
cella@globalalumina.com
212 351 0010

Maura Gedid
Breakstone Group
646 452 2335
mgedid@breakstone-group.com

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